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FIRST MINING PROVIDES CORPORATE AND EXPLORATION UPDATE

December 1, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) is pleased to provide an update of its current exploration and corporate activities and to provide some guidance for its proposed activities in 2017.

At the Springpole Gold Project in northern Ontario the Company has completed its fall metallurgical drilling program in which four drill holes were completed comprising 1,712 metres. The intent of the metallurgical testing program is to determine the optimal grind size and processing flow sheet so as to maximize metallurgical recoveries. Assay results from the drill holes are expected to be released in early 2017 and the results from the metallurgical testing program are expected to be incorporated into a new Preliminary Economic Assessment (“PEA”) for the Springpole project which is expected to be released during the first half of 2017. Drilling has also been completed at the Pickle Crow Gold Project, also located in northern Ontario, in which nine drill holes were completed comprising 1,319 metres. The intent of this drilling campaign is to test the strike extent of Pickle Crow’s Core Mine Trend and the Western Extension of the Core Mine Trend. Samples from the drilling program have been extracted with assay results expected to be available in early 2017.

Recently, the Company’s Board of Directors approved a CDN$21 million exploration and development budget for 2017, including 47,000 metres of infill and exploration drill programs to advance the Company’s Canadian priority assets.

The salient highlights of the proposed 2017 exploration program are detailed below.

Goldlund Gold Project

An infill and resource expansion program of up to 27,000 metres of drilling is to be carried out at the Goldlund project. The intent of this program is to upgrade the current mineral resource to a higher NI 43-101 category. The Company further intends to use the new resource estimate for the preparation of a PEA, the timing of which is to be determined at a later date. Drilling is expected to commence in the middle of the first quarter of 2017 and is expected to be mostly focused on Zone Seven, which hosts a significant portion of the mineralized material at the project.

Cameron Gold Project

An infill drilling program of up to 9,000 metres is to be carried out at the Cameron project in northern Ontario. The intent of this drilling program is to upgrade the current NI 43-101 Inferred Mineral Resource into the Measured and Indicated categories and to prepare the project for a PEA. Drilling is expected to commence during the summer of 2017.

Springpole Gold Project

An additional 6,000 metres of infill drilling is planned for the Springpole project during the summer of 2017. The program is expected to upgrade a substantial portion of the current NI 43-101 Inferred Mineral Resource into the Indicated category. In addition, the intent of this program is to prepare the Springpole project for a pre-feasibility study. In addition, environmental and baseline work intended to be used for the permitting process will soon commence at this project.

Hope Brook Gold Project

A 5,000 metre infill and exploration drilling program is to be carried out at the Hope Brook project in Newfoundland. The intent of this drilling program is to expand the current NI 43-101 complaint resources and to upgrade a majority of the Inferred Resource into the Measured and Indicated categories. The goal of the drilling campaign is to prepare Hope Brook for a PEA in late 2017.

Additional work is also to be carried out at the Company’s other Canadian, U.S. and Mexican mineral assets which will be announced throughout 2017 as events unfold.

Keith Neumeyer, Chairman of First Mining stated, “Over a period of just over one year we have assembled one of the best portfolios of gold assets in the world. That being said we believe that there is tremendous organic value that can be unlocked by investing in our portfolio of assets. Given our robust treasury of approximately CDN$35 million we are confident the time is right to advance and de-risk our assets. In conclusion I believe that, given our new aggressive exploration strategy, 2017 could prove to be another transformational year for the Company.”

Other Matters

The option agreement between First Mining and Exploraciones Mineras Peñoles, S.A. de C.V. (an indirect Mexican subsidiary of Industrias Peñoles S.A.B. de C.V. (Peñoles, BMV: PE)), which was previously announced on November 20, 2015 and which granted Peñoles an option to acquire First Mining’s Puertecitos and Los Tamales copper properties in northern Sonora, Mexico, has been mutually terminated.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “plans”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this news release relate to, among other things: the timing of disclosure by the Company of assay results, the timing and success of future drilling at the Company’s Goldlund, Cameron, Springpole and Hope Brook projects, the total meterage planned to be drilled at any of such projects, the timing of a PEA with respect to any such projects, the timing of environmental and baseline work at the Springpole Gold project, the commencement of a pre-feasibility study for the Springpole Gold project, the upgrade of Inferred Mineral Resources to the Measured and Indicated categories at any of the Company’s mineral projects and the expansion of resources at any of the Company’s mineral projects. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, management’s discretion to refocus its exploration efforts. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.